SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CVM Official Letter 326 2023 – News published in the media

Rio de Janeiro, November 01, 2023, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on October 31, 2023, it received Official Letter No. 326/2023/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission (CVM), attached to this Market Announcement, in which it requests clarification in relation to the news published on October 31, 2023, under the title: "Eletrobras should announce offer for sale of stake in Cteep this week".

In this regard, the Company highlights that it disclosed a relevant fact yesterday, October 31, 2023, informing that the Company's Board of Directors authorized the structuring of a potential public offering for secondary distribution of preferred shares issued by CTEEP, and there is, to date, no definition of its terms and conditions, including the number of shares to be offered or the price per share. Until then, as previously disclosed in a Market Announcement of October 16, 2023, there was no decision related to the sale of CTEEP shares.

The Company reiterates that it is currently evaluating the potential offer, among several options analyzed to divest its minority interests, such as direct sale on the stock exchange, “block trade”, exchange of assets, etc. In addition, the potential offer is not material since it would represent approximately 2% of the Company's total assets, as also informed in the Market Announcement of October 16, 2023 and in the Relevant Fact disclosed on the date of yesterday.

The potential tender offer will be subject to obtaining the applicable internal approvals of Eletrobras, as well as national and international political and macroeconomic conditions and the interest of investors, among other factors beyond the control of Eletrobras and, if approved, will be registered and conducted in accordance with applicable laws and regulations.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

ANNEX

Copy of the letter

Subject: Request for clarification on news

Dear Director,

1. We refer to the news published on this date in the newspaper Valor Econômico, Companies - Infrastructure section, under the title: "Eletrobras should announce an offer for the sale of a stake in Cteep this week", which contains the following statements:

Continuing the plan to sell non-strategic assets, Eletrobras plans to announce this week the offer in which it will sell its stake in the transmission company ISA Cteep, a company in which it has a 35.74% stake in the total capital, according to Valor. The plans are to disclose a material fact with the so-called 'soft launch', which communicates a potential offer to the market.

Citi, Itaú BBA, Santander and Safra were hired to structure the follow-on offering, according to sources, who spoke on condition of anonymity as the matter is not yet public. According to the company's investor relations page, Eletrobras holds 9.73% of the common shares and 52.48% of the preferred shares.

One of the sources said that the plan is to launch the public offering after the disclosure of the results for the third quarter of ISA Cteep, which took place on Monday (30) at the end of the day. The former state-owned company's plan is to increase efficiency gains by reducing its ownership structure, discontinuing or selling assets that are not considered the core of the company's operations.

The possible sale of Cteep's stakes can be used for new projects that are more aligned with its operations; in the simplification of the company's structure, which allows for both operational and tax efficiency gains; or even in the payment of dividends to shareholders.

2. In view of the above, we determine that you. clarify if the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.

3. It should be noted that, according to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Disclosed in the Media, which shall include the transcription of this letter. The fulfillment of this request for manifestation by means of a Market Announcement does not exempt the eventual determination of liability for the failure to timely disclose a Relevant Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal powers and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by email, until 11.01.2023.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.